mwe.com Heidi Steele Attorney at Law hsteele@mwe.com +1 312 984 3624

February 11, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Akari Therapeutics Plc

Registration Statement on Form F-1

Filed October 9, 2018

File No. 333-227752

Ladies and Gentlemen:

On behalf of Akari Therapeutic plc (“Akari” or the “Company”), set forth below is our response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2018, with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). Set forth below in bold is the Staff’s comment, followed immediately by the Company’s response.

General

1.	We refer to parts A and C.4 of your response to prior comment 1 and note that your registration of 5 million ADS represents approximately 67% of your ADS currently outstanding and held by non-affiliates. Given the size of the offering, we cannot agree that this transaction can be made on a secondary basis in reliance on Rule 415(a)(1)(i). Accordingly, please revise the Form S-1 to indicate that the offering will be made at a fixed price or advise.

Response:

A.       Background

The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of common stock solely by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below and, therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

United States Securities and Exchange Commission

As noted in the Registration Statement, as of September 25, 2018, the Company had 1,525,693,415 ordinary shares outstanding, with 743,347,813 of those ordinary shares held by non-affiliates. Aspire Capital, LLC (“Aspire”) is an institutional investor that invests in a wide range of companies and industries emphasizing life sciences, energy and technology companies. Prior to entering into a securities purchase agreement (the “Purchase Agreement”) with the Company on September 26, 2018, Aspire did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors, or any greater than 5% holder of the Company’s outstanding shares. Aspire acquired 30,000,000 of the Company’s ordinary shares as a commitment fee for entering into the Purchase Agreement and purchased an additional 25,000,000 ordinary shares. These 55,000,000 shares (the “Initial Shares”) are included in the 500,000,000 ordinary shares represented by 5,000,000 American Depositary Shares (each American Depositary Share, an “ADS”), with each ADS representing 100 of the Company’s ordinary shares, that are the subject of the Registration Statement. The transaction between Aspire and the Company is akin to an equity line transaction. The transaction is not comparable to any other type of transaction; for example, it does not involve a convertible security and, as such, it does not include a variable conversion price.

B.       The Registration Statement is Appropriate Under Rule 415(a)(1)(i))

Rule 415(a)(1)(i) of the Securities Act of 1933 (the “Securities Act”), provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire. Proceeds from the sale of any securities are solely for the account of Aspire, although the Company may receive proceeds of up to $20 million from the sale of ADSs to Aspire pursuant to the terms of the Purchase Agreement. With regard to the Staff’s comment, we note our discussion of Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09 in our prior response to comments. C&DI 612.09 indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of six factors. As discussed in our prior response to comments, and for the reasons discussed below, we respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

Of the 500,000,000 ordinary shares, represented by ADSs, being registered pursuant to the Registration Statement, the Initial Shares were issued in connection with Aspire’s entry into the Purchase Agreement and the remaining shares, represented by ADSs, may be sold to Aspire, and subsequently resold under the Registration Statement. In this regard, we believe it is important to note that Securities Act Sections C&DI 139.13 sets forth the Staff’s view as to when an offering of securities by a selling stockholder may be characterized as an indirect primary offering. Specifically, a company must meet the following conditions:

United States Securities and Exchange Commission

•	it must “complete” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering, in the Company’s case a Form F-1; and

•	the investor(s) must be identified as underwriter(s) in the prospectus, as well as selling stockholder(s).

C&DI 139.13 provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. We respectfully submit that the Company meets the requirements set forth above such that the offering set forth in the Registration Statement is properly characterized as an indirect primary offering. As in all equity line transactions, Aspire has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the Initial Shares and the ADSs that the Company may choose, in its sole discretion, to put to Aspire pursuant to the terms of that agreement.

The terms of sale of ADSs to be registered under the Registration Statement were finalized through a privately negotiated transaction completed at arm’s length prior to the filing of the Registration Statement. Although Aspire is required by the Staff to include disclosure that it is “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics significantly more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, Aspire will purchase any ADSs, put to it by the Company at a slight discount to the market price of the ADSs. However, Aspire is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or arrangement regarding the price at which Aspire will resell such ADSs to the public pursuant to the Registration Statement. Additionally, Aspire is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s securities or (ii) hedging transaction, which establishes a net short position with respect to the Company’s securities. As such, unlike a traditional underwriter, Aspire is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any ADSs it purchases pursuant to the Purchase Agreement. Indeed, Aspire is at risk that it may incur a loss on the resale of those ADSs.

We understand that the Staff has raised concerns generally that provisions of equity line transactions could have a “toxic” effect on existing shareholders. As set forth in the following bullets, the sales process under the Purchase Agreement differs meaningfully from typical equity line transactions and these differences should allay any potential concerns that the Staff should have with respect to sales under the Purchase Agreement.

United States Securities and Exchange Commission

•	Unlike most equity line transactions, the Purchase Agreement prohibits Aspire from engaging in any direct or indirect short selling or hedging of the Company’s securities, which provides a fundamental economic incentive to Aspire to avoid selling into the market if it would cause downward pressure on the market price for the ADSs and discourage the investor from exerting downward pricing pressure on the ADSs.

•	As described in the Registration Statement, the Purchase Agreement permits the Company, in its sole discretion, to put ADSs to Aspire at a price tied directly to the market price of the ADSs which protects the Company against volatile trading prices in the ADSs. When the Company gives notice to Aspire of a put, the Company is able to either know the exact price at which such ADSs will be purchased by Aspire (in the case of a “Regular Purchase”) or establish a minimum purchase price (in the case of a VWAP Purchase).

•	Unlike most equity line financings, the Purchase Agreement allows that the sales price can be determined prior to the sale commitment which could limit the amount of dilution to existing shareholders as a result of the sale by setting objective parameters regarding when the Company can put ADSs to Aspire. While most equity line transactions permit “forward pricing” (i.e., calculation of the purchase price with reference to market prices after the seller gives notice of a put to the purchaser) and thereby expose the Company to potential unanticipated share dilution and market manipulation, the Purchase Agreement calculates the price with reference to market prices on or before the purchase date. For Regular Purchases, the put notice may be delivered after the close of the Nasdaq Stock Market on the purchase date. While the “VWAP Purchase Notice” must be delivered by the close of business on the business day immediately preceding the purchase date, the Company is able to set a minimum purchase price in the notice to protect it against unexpected decreases in the market price of its ADSs. By including provisions that allow the Company to know or set the minimum purchase price for each put prior to such transaction, and prohibiting Aspire from engaging in any short or hedging transactions with regard to those ADSs, the Purchase Agreement requires that Aspire assume investment risk with respect to the purchased ADSs and aligns Aspire’s economic interests with those of the non-affiliated shareholders.

Due to these factors and the other factors discussed in this letter, the Company respectfully submits that the resale registration transaction registered in the Registration Statement should not be re-characterized as a primary offering.

Aspire is not an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between Aspire and the Company is the relationship established through the Purchase Agreement. Aspire has agreed to acquire the Company’s ADSs for investment purposes as a principal, not as an agent, and is at market risk for the Initial Shares ADSs purchased as part of its investment. Aspire will retain all proceeds from the sale of the Initial Shares and the ADSs pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of sale by the Company to Aspire are not dependent on the price at which Aspire ultimately sells the securities pursuant to the Registration Statement. In addition, Aspire has not, and will not, receive a commission or any other remuneration from the Company if and when the additional ADSs are sold to Aspire under the Purchase Agreement. Aspire will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any ADSs, as applicable.

United States Securities and Exchange Commission

The nature of the parties to this transaction, the lack of any prior relationship between them and the structure of the Purchase Agreement support the conclusion that Aspire is not acting as a mere conduit for the Company in selling ADSs. Aspire is an institutional investor that had no relationship with the Company and owned no shares or ADSs of the Company prior to entering into the Purchase Agreement on September 26, 2018. Aspire is not in the business of underwriting securities and is not a registered broker-dealer. Aspire and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company. The Company entered into the Purchase Agreement with Aspire on an arm’s length basis on terms that obligate Aspire to purchase the Company’s ADSs as principal at prices determined by formulas tied to the market. Aspire was irrevocably bound to purchase the Company’s securities upon the execution of the Purchase Agreement. For the reasons discussed above the Company believes that this transaction is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) because Aspire is not an affiliate of the Company, would not be considered one even if it held all shares and ADSs registered for resale, is not acting on behalf of the Company or any of its affiliates, and is not a broker-dealer or in the business of acting as one.

C.       The Registration Statement is Appropriate Under Rule 415(a)(1)(i) Despite the Number of Ordinary Shares and ADSs Registered for Resale

As noted above, as of September 25, 2018, the Company had 1,525,693,413 ordinary shares outstanding, with 743,347,813 of those ordinary shares held by non-affiliates. Aspire seeks to have the Company register 500,000,000 ordinary shares, as represented by ADSs and the Initial Shares, pursuant to the Registration Statement, constituting approximately 32.8% of the total outstanding shares and 67.2% of the ordinary shares held by non-affiliates (which includes shares represented by ADSs). In the context of convertible securities that have the potential for a significant, but undefined, dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares (which includes shares represented by ADSs) held by non-affiliates may constitute a primary offering on behalf of the issuer. Importantly, that Staff position is limited to resales of securities underlying convertible securities, which present significant policy issues that are not present in the transaction being registered in the Registration Statement, which relates only to the resale of non-convertible ADSs.

As noted above, prior to entering into the Purchase Agreement, Aspire had no affiliation, agreements or understandings with the Company, its officers, directors or affiliates. Were the Company to issue all 500,000,000 ordinary shares that it has the contractual right to issue to Aspire under the Purchase Agreement and if Aspire did not resell any of those ordinary shares, Aspire would own 24.7% of the total outstanding ordinary shares (500,000,000/2,025,619,413) and non-affiliates would own 36.7% of the total outstanding ordinary shares (743,347,813/ 2,025,619,413) (which includes shares represented by ADSs); further, Aspire has no right to have any position on the Company’s board of directors or any role in the Company’s management. As Aspire would lack any ability to control or influence the decisions of the Company, the Company respectfully is of the view that Aspire is not, and will not be due to the transaction defined in the Purchase Agreement, an affiliate of the Company.

United States Securities and Exchange Commission

Aspire is not in the business of underwriting securities and is not a registered broker-dealer. Aspire is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. Per Securities Act Rules C&DI 612.09, the ratio of shares offered to outstanding shares held by non-affiliates is only a single factor considered in determining whether the offering is viewed as a primary offering conducted on behalf of the issuer or as an indirect primary offering and the other factors identified in C&DI 612.09 (as discussed in our prior response to comments), the status of Aspire as a non-affiliate of the Company, and the other factors offering protection for nonaffiliated shareholders, should be given equal consideration.

The Company respectfully submits that the relationship of the registered ADSs to the non-affiliate float should not be dispositive in the present situation. Rather, the Company believes that the significantly lower relationship of the registered securities to the total number of shares outstanding (which includes shares represented by ADSs), the large number of shares held by affiliates, and the other factors typically reviewed by the Staff in connection with equity line financings should be given significance in considering whether the offering should be allowed to proceed as an indirect primary offering, including those factors identified in C&DI 139.13 and C&DI 612.09.

D.       Conclusion

Based on the facts and analysis above, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) and the Staff’s interpretations in C&DI 139.13 and 612.09.

Sincerely,

/s/ Heidi Steele

Heidi Steele